FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated June 8, 2012, announcing that adverse judgment has been rendered against  a Spacenet subsidiary in a tax case in Brazil.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated June 8, 2012	By:	/s/ Alon Levy
Alon Levy
VP, General Counsel

Adverse Judgment Rendered in a Spacenet Subsidiary Tax case in Brazil

Petah Tikva, Israel, June 8, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that on June 6 , 2012, the Sao Paulo Court of Appeals rendered an adverse judgment with respect to a tax claim brought by the Sao Paulo (Brazil) tax authority against a subsidiary of Spacenet Inc. in Brazil. The claim related to alleged taxes due of approximately $4 million. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim, which was originally brought in 2002. In May 2009, the subsidiary received notice of the court’s decision, which cancelled a significant part of the claim but upheld two items of the assessment in the amount of $1.5 million.  This week, the Sao Paulo Court of Appeals accepted the tax authorities' appeal, overturned the decision cancelling part of the claim and upheld the claim raised by the Sao Paulo tax authorities, which increased to approximately $13.5 million due to interest, penalties, Sao Paulo State legal fees  and exchange rate differences.

Spacenet's subsidiary intends to appeal this decision in Brazil and intends to continue its defense of any imposition of liability, but cannot predict the timing or ultimate outcome of the appeals process. The ultimate outcome of the foregoing matter, including any financial effect on Gilat, remains uncertain. The Spacenet subsidiary, which has been inactive for eight years, is dormant and has no substantial assets. Gilat's current business in Brazil is conducted by Gilat itself and a subsidiary of Gilat incorporated in Brazil.

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About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.